

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 6, 2016

Todd Bankofier
Chief Executive Officer
AudioEye, Inc.
5210 E. Williams Circle, Suite 750
Tucson, Arizona 85711

      Re: AudioEye, Inc.
              Registration Statement on Form S-1
              Filed September 30, 2016
              File No. 333-213916

Dear Mr. Bankofier:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any questions.

                                    Sincerely,

                                    /s/ Katherine Wray

                                    Katherine Wray
                                    Attorney-Advisor
                                    Office of Information
                                    Technologies and Services

cc: Paul E. Hurdlow, Esq.
        DLA Piper LLP (US)